Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

ALLISON M. FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

May 31, 2023

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey A. Foor, Division of Investment Management

Re:	Texas Capital Funds Trust (the “Registrant”) (File Nos. 333-271134 and 811-23862)

Dear Mr. Foor:

We are in receipt of your written comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to Texas Capital Texas Equity Index ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2023. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the meanings attributed to such terms in the Registration Statement, unless otherwise noted. In addition, in response to the Staff’s request, where a comment made to one location applies to similar disclosure appearing elsewhere in the Registration Statement, we have considered and made revisions responsive to such comment to similar disclosure throughout the Registration Statement.

GENERAL

Comment 1.	We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.
Response 1.	The Registrant confirms that the Fund will complete or update all information that is currently in brackets or missing in the Registration Statement, including exhibits,

in subsequent pre-effective amendments. The Registrant will consider any additional comments made in connection with the Staff’s review of pre-effective amendments to the Registration Statement, disclosures made in response to this letter, supplemental information, or exhibits added in any pre-effective amendments.

Comment 2.	Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the Registration Statement.
Response 2.	The Registrant confirms that it has not submitted and does not currently expect to submit any exemptive applications or no-action requests in connection with this Registration Statement.

PROSPECTUS

Comment 3.	Page 1, Fees and Expenses of the Fund. At least one week before effectiveness, please provide the Staff a completed fee table and expense example. In addition, please confirm any fee waivers reflected in the fee table will continue for at least one year from effectiveness.
Response 3.	The Fund’s completed fee table and expense example are attached hereto as Exhibit A. In addition, the Registrant confirms that it currently does not expect there will be a management fee waiver upon the Fund’s launch.
Comment 4.	Page 1, Fees and Expenses of the Fund. As a new fund, please revise the Example to include only the 1- and 3-year period portions of the Example and estimate any shareholder account fees collected. See Instruction 6(b) to Item 3 of Form N-1A.
Response 4.	The Registration Statement has been revised accordingly.
Comment 5.	Page 2, Information About the Index. Disclosure indicates that construction of the Texas Capital Equity Index (the “Index”) is provided by Syntax, LLC (“Syntax”). We note disclosure on the Index website states, “The Index is the property of Texas Capital Bank. Syntax, LLC calculates and maintains the Index. Syntax, LLC will not be liable for any errors or omissions in calculating the Index.”

a)      Please include disclosure in the prospectus as to the ownership of the Index and further clarify if the Fund or Texas Capital Bank Private Wealth Advisors (the “Adviser”) licenses the Index or otherwise contracts for its use. In addition, please clarify which party was responsible for the creation of the Index.

b)      Please provide the Staff with the white paper and/or the Syntax Texas Capital Texas Equity Index Methodology referenced in the disclosure.

Response 5.	The Registration Statement has been revised to reflect that while the Index is the intellectual property of Texas Capital Bank, the creation, construction and maintenance of the Index is provided by Syntax, a separate company with separate personnel that is unaffiliated with Texas Capital. The Texas Capital Texas Equity Index’s methodology is attached hereto as Exhibit B.
Comment 6.	Page 3, Information about the Index. Please disclose if there are any minimum or maximum sector weightings in the Index. Please clarify if the Fund concentrates in any sectors or industries. In addition, while we note the minimum single security weighting is disclosed, please disclose if there is a maximum weighting in the Index for a single security.
Response 6.	The Registration Statement has been revised to (i) state that industry weights in the Index are set to be proportional to the state of Texas’s industry gross domestic product at each rebalance, (ii) reflect that the Fund will only concentrate in any sectors or industries only to the extent the Index concentrates in such sectors or industries and (iii) to note that there is not a maximum weighting for a single security.
Comment 7.	Page 4, Principal Risks. Principal Risk disclosure includes Real Estate Investment Trust (“REIT”) Risk. Please clarify for the Staff if the Fund invests in mortgage REITs and, if so, please include additional disclosure as to mortgage REITs in strategy and risks.
Response 7.	The Registrant hereby confirms that mortgage REITs are not expected to be a significant part of the Fund’s investments.
Comment 8.	Page 4, Principal Risks. Principal Risk disclosure includes Geographic Concentration Risk. Please revise this risk disclosure to more clearly reflect the risks related to the Fund’s concentration in Texas. For example, replace the phrase “in a particular region” with “Texas.”

Response 8.             The Registration statement has been revised accordingly.

Comment 9.	Page 5, Principal Risks. Please disclose any principal risks associated with specific industries or sectors in which the Fund will invest. For example, please consider whether additional risk disclosure is appropriate for investments in regional banks, technology, or energy.
Response 9.	The Registration statement has been revised accordingly.
Comment 10.	Page 6, Principal Risks. We note the discussion of Risks Related to the Adviser’s Ultimate Parent Being Included in the Index. Please provide the Staff the Fund’s analysis of the affiliated transaction provisions under Section 17(a) of the Investment Company Act in connection with the Fund's investment in equity securities of the Adviser’s parent. In this regard, please describe what policies and procedures are in place as to possible conflicts in the selection of portfolio securities or the weightings of portfolio securities. In your response, please also address that the Adviser’s parent company appears to own the Index. In addition, please provide the Staff the Fund’s proxy voting policies and procedures, designated as Appendix A, and explain how the Fund will resolve conflicts.
Response 10.	The Fund’s proxy voting policies and procedures are attached hereto as Appendix A. The Registrant confirms that the Fund does not currently expect the Adviser’s parent to be included the Index and the Registration Statement has been revised to remove disclosure suggesting such inclusion.
Comment 11.	Page 6, Principal Risks. We note the risk disclosure following the caption Risks Related to the Adviser’s Affiliates with Companies Included in the Index. Please provide the Staff the Fund’s analysis of the affiliated transaction provisions under Section 17(a) of the Investment Company Act in connection with affiliates of the Adviser engaging in business with companies whose securities may be purchased by the Fund.
Response 11.	The Registrant respectfully submits that the engagement in business between affiliates of the Adviser and companies included in the Index does not alone make such companies affiliates of affiliates of Adviser, and therefore the Fund’s investments in such companies do not implicate the prohibition of Section 17(a) of the Investment Company Act.

Comment 12.	Page 8, Additional Information of the Index. It appears that the index is the property of Texas Capital Bank and Syntax appears to include back-tested performance of the index on its website (https://www.syntaxindices.com/indices/SYTXSX). Please note the performance should include a prominent heading stating that the performance (“before mm/dd/yyyy”, if both actual and back-tested performance is included) is back-tested performance. Also, please include prominent disclosure that:

a)      Going forward the performance may be materially different from the back-tested performance.

b)      The back-tested performance is based on criteria applied retroactively with the benefit of hindsight and knowledge of factors that may have positively affected the performance.

c)       If applicable, that the back-tested performance reflects material market events which are not expected to be repeated.

d)      Please advise the Staff whether such back-tested performance will be used or referenced in sales or advertising materials for the Fund.

In addition, please clarify how the performance reflects a company that relocates its headquarters to Texas. For example, according to the Syntax website, Tesla is the largest holding in the Index. Please advise the Staff whether the performance of Tesla is reflected in the Index for periods prior to the company relocating their headquarters to Texas.

Response 12.	The intellectual property of the Index is owned by the Adviser; however the website containing the Index is owned by Syntax. To the extent the Index’s website includes back-tested performance, Syntax has agreed to include the disclosures above. In addition, for companies that relocate their headquarters to Texas, their performance will be reflected in the Index in the quarterly rebalance after such move occurs, but not prior to such move.

Comment 13.	Page 11, Investment Adviser. Please confirm in correspondence whether organization and operating costs are included in the Unitary Fee structure. Also, please include an estimate of these costs.

Response 13.	The Registrant hereby confirms that operating costs are included in the expenses of the Fund to be borne by the Adviser under the Fund’s unitary fee structure. In addition, the Adviser has agreed to pay the Fund’s initial organization cost. The Registrant will supplementally provide an estimate for such costs in a separate correspondence.

PART C

Comment 14.	Please file the finalized exhibits once they are available.
Response 14.	The Registrant hereby confirms that the finalized exhibits will be filed once they are available.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai

Appendix A

16.A       Proxy Voting Policies and Procedures

I.       INTRODUCTION

Texas Capital Funds Trust (the “Trust”) is the beneficial owner of its portfolio securities. Accordingly, the Trust’s Board of Trustees (the “Board”), acting on behalf of the Trust and each of its series (each a “Fund” and collectively, the “Funds”), has the right and the fiduciary obligation to vote proxies relating to the Funds’ portfolio securities in a manner consistent with the best interests of the Funds and their shareholders. Accordingly, the Board has adopted these Proxy Voting Policies and Procedures with respect to voting proxies relating to portfolio securities held by the Funds (these “Policies and Procedures”).

II.       POLICY

A.	DELEGATION TO THE INVESTMENT ADVISER.

1.	The policy of the Trust is to delegate the responsibility for voting proxies relating to portfolio securities held by a Fund to the investment adviser for the Fund (each an “Adviser”) as a part of the Adviser’s general management of the Fund, subject to the Board’s continuing oversight.

2.	The policy of the Trust is also to adopt the policies and procedures used by the Adviser to a Fund to vote proxies relating to portfolio securities held by its clients, including the Fund (the “Adviser’s Policies and Procedures”).

3.	The Adviser shall periodically inform its employees (i) that they are under an obligation to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of a Fund, both as a result of the employee’s personal relationships and due to circumstances that may arise during the conduct of the Adviser’s business, and (ii) that employees should bring conflicts of interest of which they become aware to the attention of the management of the Adviser.

4.	The Adviser shall be responsible for coordinating the delivery of proxies by a Fund’s custodian to the Adviser or to an agent of the Adviser selected by the Adviser to vote proxies with respect to which the Adviser has such discretion.

B.	DELEGATION TO SUB-ADVISORS. An Adviser to a Fund may, but is not required to, further delegate the responsibility for voting proxies relating to portfolio securities held by the Fund to one or more of the sub-advisers retained to provide investment advisory services to such Fund, if any (each a “Sub-Adviser”). If such responsibility is delegated to a Sub-Adviser, then the Sub- Adviser shall assume the fiduciary duty and reporting responsibilities of the Adviser under these policy guidelines. As used in these Policies and Procedures, the term “Adviser” includes any and all Sub-Advisers.

III.       FIDUCIARY DUTY

The Adviser of a Fund is a fiduciary to the Fund and must vote proxies in a manner consistent with the best interest of the Fund and its shareholders.

IV.       PROXY VOTING PROCEDURES

A.	ANNUAL PRESENTATION OF PROXY VOTING POLICIES TO THE BOARD. At least annually, the Adviser shall present to the Board for its review the Adviser’s Policies and Procedures. In addition, the Adviser shall notify the Board promptly of material changes to the Adviser’s Policies and Procedures.

B.	ANNUAL PRESENTATION OF PROXY VOTING RECORD TO THE BOARD. At least annually, each Adviser to a Fund shall provide to the Board a record of each proxy voted with respect to portfolio securities held by the Fund during the year. With respect to those proxies that the Adviser has identified as involving a conflict of interest, the Adviser shall submit a separate report indicating the nature of the conflict of interest and how that conflict was resolved with respect to the voting of the proxy. For this purpose, a “conflict of interest” shall be deemed to occur when the Adviser, the Trust’s principal underwriters, or an affiliated person of the Adviser or a principal underwriter has a financial interest in a matter presented by a proxy to be voted on behalf of a Fund, other than the obligation the Adviser incurs as investment adviser to that Fund, which may compromise the Adviser’s independence of judgment and action in voting the proxy.

C.	RESOLUTION OF CONFLICTS OF INTEREST. Where a proxy proposal raises a material conflict of interest between the interests of the Adviser to a Fund, the Trust’s principal underwriter, or an affiliated person of the Fund, the Adviser or a principal underwriter and that of the Fund, the Adviser shall resolve such conflict in the manner described below.

1.	Vote in Accordance with a Predetermined Specific Policy. To the extent that the Adviser’s Policies and Procedures include a pre-determined voting policy for various types of proposals and the Adviser has little or no discretion to deviate from such policy with respect to the proposal in question, the Adviser shall vote in accordance with such pre-determined voting policy.

2.	Notify and Obtain Consent of the Board. To the extent that the Adviser’s Policies and Procedures include a pre-determined voting policy for various proposals and the Adviser has discretion to deviate from such policy, the Adviser shall disclose the conflict to the Board and obtain the Board’s consent to the proposed vote prior to voting on such proposal.

a.	Detailed Disclosure to the Board. To enable the Board to make an informed decision regarding the vote in question, such disclosure to the Board shall include sufficient detail regarding the matter to be voted on and the nature of the conflict. When the Board does not respond to such a conflict disclosure request or denies the request, the Adviser shall abstain from voting the securities held by the relevant Funds.

b.	Use of Independent Third Party. To the extent there is a conflict of interest between the Adviser, the Funds’ principal underwriters, or an affiliated person of the Adviser or a principal underwriter and one or more Funds and the Adviser notifies the Board of such conflict, the Board may vote the proxy in accordance with the recommendation of an independent third party.

V.       REVOCATION OF AUTHORITY TO VOTE

The delegation by the Board of the authority to vote proxies relating to portfolio securities held by the Funds may be revoked by the Board, in whole or in part, at any time.

VI.       ANNUAL FILING OF PROXY VOTING RECORD

The Trust shall file an annual report of each proxy voted with respect to portfolio securities held by the Funds during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

VII.       PROXY VOTING DISCLOSURES

A.	The Trust shall include in its registration statement:

1.	A description of these Policies and Procedures and of the Adviser’s Policies and Procedures; and

2.	A statement disclosing that information regarding how the Trust voted proxies relating to portfolio securities held by the Funds during the most recent twelve-month period ended June 30 is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

B.	The Trust shall include in its Annual and Semi-Annual Reports to shareholders:

1.	A statement that a description of these Policies and Procedures is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

2.	A statement that information regarding how the Trust voted proxies relating to portfolio securities held by the Funds during the most recent 12-month period ended June 30 is available without charge, upon request, by calling the Trust’s toll-free telephone number or through a specified Internet address or both and on the SEC website.

Responsible Party: Adviser

Exhibit A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees on your purchases and sales of Shares, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.49%
Distribution and/or Service (12b-1) Fee	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses(2)	0.49%
(1)	Other Expenses are estimated for the first fiscal year.
(2)	Pursuant to its Advisory Agreement, Texas Capital Bank Private Wealth Advisors (the “Adviser”) pays all other operating expenses of the Fund (other than taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain foreign custodial fees and expenses, costs of borrowing money, including interest expenses, and extraordinary expenses (such as litigation and indemnification expenses)).

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your Shares at the end of those periods. This Example does not reflect the effect of brokerage commissions or other transaction costs you paid in connection with the purchase or sale of Fund Shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$50	$157

Exhibit B

Texas Capital Texas Equity Index (SYTXSX) Rulebook

25 May 2023

Table of Contents

1 Index Objective	2
2 Index Parameters	2
3 Basket Construction	3
3.1 Universe	3
3.2 Selection	3
3.3 Weighting	3
4 Index Variants	4
5 Data Sourcing	4

1	Index Objective

The Texas Capital Texas Equity Index (the “Index”) comprises the subset of sufficiently large and liquid companies in the Syntax US 3000 Index (SY3000) that are domiciled in the State of Texas. The constituents are weighted within their industries by float-adjusted market capitalization, and the industries are weighted by their proportions of Gross Domestic Product (GDP) within the State of Texas.

Information regarding the day-to-day calculation and maintenance of this and other Syntax Indices — as well as regarding the definitions of key terms used throughout this and other Syntax Index Rulebooks — is available in an accompanying document, the Syntax Index Calculations & Adjustments Rulebook.

2	Index Parameters

Launch Date: 30 March 2023

First Value Date: 16 September 2005

Index Calendar: US (NYSE)

Index Trading Hours: US (NYSE)

Corporate Action Handling: Cap-weight Methods

Regular Dividend Reinvestment: Pro rata Method

Reconstitution: Quarterly — each March, June, September and December (the “Reconstitution Months”)

Rebalancing: Quarterly — each March, June, September and December (the “Rebalancing Months”)

Snapshot Date: The last US trade date before the Rebalancing Month, at the market close

Weight Date: The last US trade date on or before the Wednesday immediately preceding the second Friday of the Rebalancing Month, at the market close

Rebalance Date: The last US trade date on or before the third Friday of the Rebalancing Month, at the market close

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Effective Date: The first US trade date following the third Friday of the Rebalancing Month, at the market open

Inter-Basket Changes: Constituent entities are neither added nor removed in the Rebalancing except as compelled by reasons that could have triggered an Intra-Basket Change had they occurred between Rebalancings. The Constituent security or Constituent listing of a Constituent entity may be replaced in the Rebalancing by another that provides sufficiently equivalent exposure to the same Constituent entity, as per the Administrator's Expert Judgment. Additions and removals of all kinds may be made in the Reconstitution.

Intra-Basket Changes: Index Constituents may be removed at any time due to corporate actions or events severely affecting liquidity, business integrity, or the relevance of business engagement. Except where specified in the Syntax Index Calculations & Adjustments Rulebook for handling of corporate actions such as mergers or spinoffs, Index Constituents are not added between Rebalancings.

3	Basket Construction
3.1	Universe

The Index’s Universe is drawn from the Syntax US 3000 Index (SY3000). Candidates are those companies from the SY3000 that are domiciled in the State of Texas.

3.2	Selection

To be considered an “Eligible Candidate”, a Candidate must meet all the following eligibility criteria:

•	Average Daily Traded Value (ADTV): three-month minimum of 3 million USD based on at least one month of trading history
•	Market capitalization: minimum of 250 million USD

•         Float-adjusted market capitalization: minimum of 250 million USD The Index selects all Eligible Candidates as Constituents.

3.3	Weighting

As of the Weight Date, Constituents are weighted by float-adjusted market capitalization within their North American Industry Classification System (NAICS) Sectors, which are weighted relative to one another within the Index by their proportions of GDP within the State of Texas. The weighting is subject to the following constraints:

•	Index Weight maximum of 10% for each Constituent.

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•	Index Weight minimum of 0.05% for each Constituent.
•	Index Weight maximum of 45% collectively for the Constituents whose individual Index Weights exceed 5%.

4	Index Variants

The Index is calculated in US Dollar (USD) on an end-of-day (EOD) basis by Syntax Indices and on an intraday basis by Refinitiv in the following variants:

Ticker	Name	Return Type	Base Date	EOD Launch Date	Base Level
SYTXSX	Texas Capital Texas Equity Index	Price Return	16 Sep 2005	30 Mar 2023	1000
SYTXSXG	Texas Capital Texas Equity Index Total Return	Gross Total Return	16 Sep 2005	30 Mar 2023	1000

5	Data Sourcing

GDP breakdowns by industry in the State of Texas are sourced from the U.S. Bureau of Economic Analysis (BEA) on a two-quarter lag, and the industries as reported by the BEA are mapped to the NAICS Sector assignments of the Index Constituents based on NAICS codes.

In the event that BEA reporting of the Texas GDP industry breakdown is delayed beyond the two- quarter lag, the Index will use the latest-available BEA reporting.

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